IN THE CIRCUIT COURT OF BOONE COUNTY, MISSOURI

STATE OF MISSOURI,	)	
Plaintiff,	)	
	)	
	)	No.: 20BA-CR00660
JOHN THOMAS MCLINEY,	)	
Defendant.	)	

ENTRY OF APPEARANCE AND WAIVER OF PERSONAL APPEARANCE

COMES NOW Anthony J. Sicola, attorney at law, and hereby enters his appearance on behalf of Defendant, and in support of Defendant's waiver of personal appearance, states further:

1. This matter is presently set on February 19, 2020, 9:00 a.m., docket on its initial setting. Defendant has had no prior continuance.

2. Counsel acknowledges receipt of the complaint filed and requires additional time to review same with Defendant, and waives personal appearance for the initial hearing.

3. Defendant, through counsel, understands he has the right to be present for the initial hearing, is presently in inpatient hospitalization and waives his right to be present for the initial hearing, pleads not guilty and requests a continuance.

4. Counsel spoke by phone on February 18, 2020 with Prosecuting Attorney Heather Richenberger, who is unopposed to this request.

WHEREFORE, Defendant prays this Honorable Court to waive the requirement of his personal appearance, to enter a plea of Not Guilty on Defendant's behalf, and for a continuance of this matter to such date as the Court deems just and proper in the premises.

Respectfully submitted,

_/s/Anthony Sicola_____

ANTHONY J. SICOLA   #51187

105 East Fifth Street, Ste. 503

Kansas City, Missouri 64106

816/241-8599

816/283-8122

ATTORNEY FOR DEFENDANT

CERTIFICATE OF SERVICE

I hereby certify that on February 18, 2020 the above and foregoing Entry of Appearance and Waiver was delivered electronically to the Clerk of the Court and Boone County Prosecuting Attorney.

_/s/Anthony Sicola_____

Attorney for Defendant